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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                               AMENDMENT NO. 1 TO
                                SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
              Section 14(d) of the Securities Exchange Act of 1934

                               ---------------

                        FORUM RETIREMENT PARTNERS, L.P.
                           (Name of Subject Company)


                             FORUM RETIREMENT, INC.
                        FORUM RETIREMENT PARTNERS, L.P.
                       (Name of Persons Filing Statement)



                    PREFERRED DEPOSITARY UNITS REPRESENTING
                     PREFERRED LIMITED PARTNERS' INTERESTS
                         (Title of Class of Securities)



                                  349 851 105
                     (CUSIP Number of Class of Securities)


                               RICHARD A. HUBER
                                   SECRETARY
                             FORUM RETIREMENT, INC.
                            11320 RANDOM HILLS ROAD
                                   SUITE 400
                            FAIRFAX, VIRGINIA  22030
                                 (703) 277-7000
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)


                                With a copy to:
                             Jeffery B. Floyd, Esq.
                             Vinson & Elkins L.L.P.
                            1001 Fannin, Suite 2300
                             Houston, Texas 77002
                                 (713) 758-2222
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                               AMENDMENT NO. 1 TO
                    SOLICITATION/RECOMMENDATION STATEMENT ON
                                 SCHEDULE 14D-9



          This  Amendment No. 1  to Solicitation/Recommendation  Statement on
Schedule 14D-9 (this "Amendment") is an amendment of the Solicitation/Recommendation Statement on Schedule 14D-9 filed October 16, 1995 (the "Schedule 14D-9), by Forum Retirement Partners, L.P., a Delaware limited partnership (the "Partnership"), and Forum Retirement, Inc., the sole general partner of the Partnership and a Delaware corporation (the "General Partner"), relating to the tender offer made by Forum Group, Inc., an Indiana corporation ("Forum Group"), to purchase any and all of the issued and outstanding Units not beneficially owned by it. All capitalized terms used in this Amendment and not defined herein have the meanings set forth in the Schedule 14D-9.

         Certain portions of Exhibit 19 previously filed with the Commission were inadvertently omitted. A complete copy of such exhibit is filed herewith.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         1.      -  Offer to Purchase (incorporated by reference to Exhibit
                    (a)(1) to Forum Group's Schedule 14D-1 dated October 2,
                    1995).

         2.      -  Supplement to Offer to Purchase (incorporated by reference to Exhibit (a)(9) to Forum Group's Amendment No. 1 to
                    Schedule 14D-1 dated October 16, 1995).

         3.      -  Letter of Transmittal (incorporated by reference to Exhibit
                    (a)(2) to Forum Group's Schedule 14D-1 dated October 2,
                    1995).

         4.      -  Letter to Unitholders dated October 16, 1995.

         5.      -  Press release dated October 16, 1995 (incorporated by
                    reference to Exhibit (a)(10) to Forum Group's Amendment No. 1 to Schedule 14D-1 dated October 16, 1995).

         6.      -  Fairness opinion of Robert A. Innamorati & Co. dated
                    October 13, 1995 (attached as Annex A hereto).

         7.      -  Form of Indemnification Agreement between Forum Group and the directors and officers of the General Partner.

         8.      -  Form of Indemnification Agreement between Forum Retirement,
                    Inc .and its directors.

         9.      -  Amended and Restated Agreement of Limited Partnership,
                    dated as of December 29, 1986, of the Partnership, as amended (incorporated by reference to Exhibit 4(1) to the Partnership's Registration Statement on Form S-2 (Registration No. 33-71498), dated November 10, 1993 (the "Form S-2")).

         10.     -  Depositary Agreement, dated as of December 29, 1986, by and among the Partnership, Forum Retirement, Inc., the general partner of the Partnership, as general partner and attorney-in-fact of the limited partners, Manufacturers Hanover Trust Company (which subsequently assigned its interests thereunder to American Stock Transfer & Trust Company) and all holders from time to time of depositary receipts (incorporated by reference to Exhibit 10(6) to the Form S-2).






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         11.     -  Recapitalization Agreement, dated as of October 6, 1994, by and between Forum Group and the Partnership (incorporated by reference to Exhibit 10(1) to the Partnership's Current Report on Form 8-K dated October 12, 1993).

         12.     -  Letter Agreement, dated December 14, 1993, by and among
                    Forum Group, Forum A/H, Inc. and the Partnership (incorporated by reference to Exhibit 2(3) of Amendment No. 1 to the Form S-2, dated December 21, 1993).

         13.     -  Management Agreement, dated as of December 29, 1986 (the
                    "Management Agreement"), by and among the Partnership, Forum Retirement Operations, L.P. ("Operations"), Forum Health Partners 1-A, L.P., Foulk Manor Painters, L.P., and Forum Group (incorporated by reference to Exhibit 10(1) to the Form S-2).

         14.     -  First Amendment to the Management Agreement, dated as of
                    September 20, 1986 (incorporated by reference to Exhibit 10(2) to the Form S-2).

         15.     -  Second Amendment to the Management Agreement, dated as of
                    September 20, 1989 (incorporated by reference to Exhibit 10(3) to the Form S-2).

         16.     -  Third Amendment to the Management Agreement, dated as of
                    May 27, 1992 (incorporated by reference to Exhibit 10(4) to the Form S-2).

         17.     -  Fourth Amendment to the Management Agreement, dated as of
                    November 9, 1993 (incorporated by reference to Exhibit 10(5) to the Form S-2).

         18.     -  Option Agreement, dated as of December 29, 1986, by and among Forum Group, Inc., the Partnership, and Operations (incorporated by reference to Exhibit 2(1) to the Form S-2).

*        19.     -  Presentation to the Special Committee of the Board of
                    Directors of the General Partner of the
                    Partnership delivered by Robert A. Innamorati & Co. on
                    October 13, 1995.
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* Filed herewith





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  October 17, 1995

                                        FORUM RETIREMENT PARTNERS, L.P.

                                        By:      Forum Retirement, Inc.
                                                 its General Partner


                                        By:      /s/ Richard A. Huber
                                                 ------------------------------
                                                 Richard A. Huber
                                                 Secretary


                                        FORUM RETIREMENT, INC.


                                        By:      /s/ Richard A. Huber
                                                 ------------------------------
                                                 Richard A. Huber
                                                 Secretary




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                         EXHIBIT  INDEX


         1.      -  Offer to Purchase (incorporated by reference to Exhibit
                    (a)(1) to Forum Group's Schedule 14D-1 dated October 2,
                    1995).

         2.      -  Supplement to Offer to Purchase (incorporated by reference to Exhibit (a)(9) to Forum Group's Amendment No. 1 to
                    Schedule 14D-1 dated October 16, 1995).

         3.      -  Letter of Transmittal (incorporated by reference to Exhibit
                    (a)(2) to Forum Group's Schedule 14D-1 dated October 2,
                    1995).

         4.      -  Letter to Unitholders dated October 16, 1995.

         5.      -  Press release dated October 16, 1995 (incorporated by
                    reference to Exhibit (a)(10) to Forum Group's Amendment No. 1 to Schedule 14D-1 dated October 16, 1995).

         6.      -  Fairness opinion of Robert A. Innamorati & Co. dated
                    October 13, 1995 (attached as Annex A hereto).

         7.      -  Form of Indemnification Agreement between Forum Group and the directors and officers of the General Partner.

         8.      -  Form of Indemnification Agreement between Forum Retirement,
                    Inc .and its directors.

         9.      -  Amended and Restated Agreement of Limited Partnership,
                    dated as of December 29, 1986, of the Partnership, as amended (incorporated by reference to Exhibit 4(1) to the Partnership's Registration Statement on Form S-2 (Registration No. 33-71498), dated November 10, 1993 (the "Form S-2")).

         10.     -  Depositary Agreement, dated as of December 29, 1986, by and among the Partnership, Forum Retirement, Inc., the general partner of the Partnership, as general partner and attorney-in-fact of the limited partners, Manufacturers Hanover Trust Company (which subsequently assigned its interests thereunder to American Stock Transfer & Trust Company) and all holders from time to time of depositary receipts (incorporated by reference to Exhibit 10(6) to the Form S-2).







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         11.     -  Recapitalization Agreement, dated as of October 6, 1994, by and between Forum Group and the Partnership (incorporated by reference to Exhibit 10(1) to the Partnership's Current Report on Form 8-K dated October 12, 1993).

         12.     -  Letter Agreement, dated December 14, 1993, by and among
                    Forum Group, Forum A/H, Inc. and the Partnership (incorporated by reference to Exhibit 2(3) of Amendment No. 1 to the Form S-2, dated December 21, 1993).

         13.     -  Management Agreement, dated as of December 29, 1986 (the
                    "Management Agreement"), by and among the Partnership, Forum Retirement Operations, L.P. ("Operations"), Forum Health Partners 1-A, L.P., Foulk Manor Painters, L.P., and Forum Group (incorporated by reference to Exhibit 10(1) to the Form S-2).

         14.     -  First Amendment to the Management Agreement, dated as of
                    September 20, 1986 (incorporated by reference to Exhibit 10(2) to the Form S-2).

         15.     -  Second Amendment to the Management Agreement, dated as of
                    September 20, 1989 (incorporated by reference to Exhibit 10(3) to the Form S-2).

         16.     -  Third Amendment to the Management Agreement, dated as of
                    May 27, 1992 (incorporated by reference to Exhibit 10(4) to the Form S-2).

         17.     -  Fourth Amendment to the Management Agreement, dated as of
                    November 9, 1993 (incorporated by reference to Exhibit 10(5) to the Form S-2).

         18.     -  Option Agreement, dated as of December 29, 1986, by and among Forum Group, Inc., the Partnership, and Operations (incorporated by reference to Exhibit 2(1) to the Form S-2).

*        19.     -  Presentation to the Special Committee of the Board of
                    Directors of the General Partner of the
                    Partnership delivered by Robert A. Innamorati & Co. on
                    October 13, 1995.
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* Filed herewith